EXHIBIT 99.1

For Immediate Release 21-49-TR	Date:	November 12, 2021

Teck Named One of Canada’s Top 100 Employers

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named one of Canada’s Top 100 Employers for the fifth consecutive year by Mediacorp Canada’s Top Employers program, which recognizes companies for exceptional human resources programs and forward-thinking workplace policies.

“Our employees are committed to supporting the communities where we operate and responsibly providing the essential resources needed to make life better for people around the world,” said Don Lindsay, President and CEO. “Teck is focused on supporting the growth and development of our teams and fostering a workplace where everyone is included and valued.”

Editors at Mediacorp, Canada’s largest publisher of employment periodicals, grade employers on eight criteria, including health, financial & family benefits, community involvement, employee communications, and training and skills development.

More information on the Canada’s Top 100 Employers program can be found here: https://www.canadastop100.com/national/

Teck has also been named to the Forbes list of the World’s Best Employers for the past two years and is one of Canada's Top Employers for Young People 2021.

Learn more about careers at Teck at www.teck.com/careers.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Relations Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com